Exhibit 99.1

FARMMI, INC.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2019 AND 2018

FARMMI, INC.

TABLE OF CONTENTS

Page
Consolidated Financial Statements

Condensed Consolidated Balance Sheets (Unaudited)	3

Condensed Consolidated Statements of Operations and Comprehensive Income (Unaudited)	4

Condensed Consolidated Statements of Changes in Stockholders’ Equity (Unaudited)	5

Condensed Consolidated Statements of Cash Flows (Unaudited)	6

Notes to Condensed Consolidated Financial Statements (Unaudited)	7-28

 Farmmi, Inc.

 Condensed Consolidated Balance Sheets

 (Unaudited)

	March 31,	September 30,
	2019	2018
Assets
Current Assets
Cash	$5,338,219	$4,925,165
Restricted cash	500,000	-
Accounts receivable, net - trade	13,974,824	8,601,269
Accounts receivable, net - related party	19,126	1,257
Inventory, net	1,860,567	1,808,143
Advances to suppliers	8,488,640	5,868,486
Other current assets	227,489	135,314
Total current assets	30,408,865	21,339,634

Property, plant and equipment, net	122,667	136,363
Intangible assets	99,513	-
Restricted cash - long term	600,000	600,000
Total Assets	$31,231,045	$22,075,997

Liabilities and Equity
Current Liabilities
Short-term bank loans	$1,490,070	$1,455,580
Long-term bank loans -current portion	655,631	-
Accounts payable - trade	423,231	343,141
Due to related parties	47,381	122,800
Advances from customers	54,959	-
Convertible notes payable	5,251,075	-
Other current liabilities	606,710	300,379
Total current liabilities	8,529,057	2,221,900

Long-term bank loans	-	640,455
Total Liabilities	8,529,057	2,862,355

Equity

Common stock, $0.001 par value, 20,000,000 shares authorized, 12,063,223 and 11,932,000 shares issued and outstanding at March 31, 2019 and September 30, 2018	12,063	11,932
Additional paid-in capital	14,298,511	11,322,819
Statutory reserve	229,512	229,512
Retained earnings	6,826,761	6,996,837
Accumulated other comprehensive income (loss)	440,061	(222,830)
Total Stockholders' Equity	21,806,908	18,338,270

Non-controlling Interest	895,080	875,372
Total Equity	22,701,988	19,213,642

Total Liabilities and Equity	$31,231,045	$22,075,997

 Farmmi, Inc.

 Condensed Consolidated Statements of Operations and Comprehensive Income

 (Unaudited)

	For the Six Months Ended March 31,
	2019	2018
Revenues
Sales to third parties	$14,386,404	$12,865,585
Sales to related party	1,783	154,452
Total revenues	14,388,187	13,020,037

Cost of revenues	11,845,025	10,920,758

Gross Profit	2,543,162	2,099,279

Operating expenses
Selling and distribution expenses	281,213	90,684
General and administrative expenses	876,746	731,008
Total operating expenses	1,157,959	821,692

Income from operations	1,385,203	1,277,587

Other income (expenses)
Interest income	451	376
Interest expense	(1,527,302)	(86,138)
Other (expenses) income, net	(1,583)	7,452
Total other expenses	(1,528,434)	(78,310)

(Loss) income before income taxes	(143,231)	1,199,277

Provision for income taxes	27,860	1,591

Net (loss) income	(171,091)	1,197,686

Less: net loss attributable to non-controlling interest	(1,015)	(1,667)

Net (loss) income attributable to Farmmi, Inc.	$(170,076)	$1,199,353

Comprehensive income
Net (loss) income	$(171,091)	$1,197,686
Other comprehensive income: foreign currency translation gain	683,614	700,595
Total comprehensive income	512,523	1,898,281
Comprehensive income attributable to non-controlling interest	19,708	51,697

Comprehensive income attributable to Farmmi, Inc.	$492,815	$1,846,584

Weighted average number of shares, basic and diluted	11,427,753	10,411,231

Basic and diluted (loss) earnings per common share	$(0.01)	$0.12

 Farmmi, Inc.

 Condensed Consolidated Statements of Changes in Stockholders' Equity

 For the Six Months Ended March 31, 2019 and 2018

 (Unaudited)

	Common Stock		Additional Paid in	Accumulated Other Comprehensive	Statutory	Retained	Total Stockholders'	Non-controlling
	Shares	Amount	Capital	Income (loss)	Reserve	earnings	Equity	Interest	Total Equity
Balance at September 30, 2017	10,000,000	$10,000	$5,023,080	$718,941	$229,512	$3,774,805	$9,756,338	$896,576	$10,652,914

Share issuance – IPO, net	1,932,000	1,932	6,299,739	-	-	-	6,301,671	-	6,301,671
Foreign currency translation gain	-	-	-	647,231	-	-	647,231	53,364	700,595
Net income (loss) for the period	-	-	-	-	-	1,199,353	1,199,353	(1,667)	1,197,686

Balance at March 31, 2018	11,932,000	$11,932	$11,322,819	$1,366,172	$229,512	$4,974,158	$17,904,593	$948,273	$18,852,866

Balance at September 30, 2018	11,932,000	$11,932	$11,322,819	$(222,830)	$229,512	$6,996,837	$18,338,270	$875,372	$19,213,642

Issuance of common shares for convertible notes redemption	131,223	131	485,077	-	-	-	485,208	-	485,208
Beneficial conversion feature associated with convertible notes			670,618	-	-	-	670,618	-	670,618
Issuance of warrants associated with convertible notes			1,819,997	-	-	-	1,819,997	-	1,819,997
Foreign currency translation gain	-	-	-	662,891	-	-	662,891	20,723	683,614
Net loss for the period	-	-	-	-	-	(170,076)	(170,076)	(1,015)	(171,091)

Balance at March 31, 2019	12,063,223	$12,063	$14,298,511	$440,061	$229,512	$6,826,761	$21,806,908	$895,080	$22,701,988

 Farmmi, Inc.

 Condensed Consolidated Statements of Cash Flows

 (Unaudited)

	For the Six Months Ended March 31,
	2019	2018
Cash flows from operating activities
Net (loss) income	$(171,091)	$1,197,686
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Changes in allowances - accounts receivable	-	12,909
Depreciation expense	22,976	6,464
Loss from disposal of property and equipment	-	833
Accrued interest expense for convertible notes	500,000	-
Amortization of deferred financing costs	943,215	-
Changes in operating assets and liabilities:
Accounts receivable, net	(5,096,374)	(3,629,315)
Inventory, net	(9,412)	(648,303)
Advances to suppliers	(2,437,474)	(104,714)
Other current assets	(87,404)	(144,724)
Long-term prepaid expenses	-	4,370
Accounts payable	70,694	(144,282)
Advances from customers	53,993	67,241
Other current liabilities	294,839	29,810
Net cash used in operating activities	(5,916,038)	(3,352,025)

Cash flows from investing activities
Purchase of property, plant and equipment	(6,346)	(2,782)
Purchase of intangible assets	(97,764)	-
Net cash used in investing activities	(104,110)	(2,782)

Cash flows from financing activities
Payments of deferred financing costs	(716,318)	-
Gross proceeds from issuance of convertible notes	7,500,000	-
Net proceeds from Initial Public Offering - stock issuance	-	7,728,000
Direct costs disbursed from Initial Public Offering proceeds	-	(1,147,549)
Borrowings from bank loans	1,463,870	-
Repayments of bank loans	(1,463,870)	-
Repayments of loans from related parties	(76,253)	(426,316)
Net cash provided by financing activities	6,707,429	6,154,135

Effect of exchange rate changes on cash, cash equivalents and restricted cash	225,773	77,547

Net increase in cash, cash equivalents and restricted cash	913,054	2,876,875

Cash, cash equivalents and restricted cash, beginning of period	5,525,165	2,590,539

Cash, cash equivalents and restricted cash, end of period	$6,438,219	$5,467,414

Supplemental disclosure information:
Income taxes paid	$11,254	$4,312
Interest paid	$71,670	$82,987

Non-cash financing activities
Conversion of notes to 131,223 shares of common stock	$485,208	$-
Accrued interest for convertible notes	$500,000	$-

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Organization and nature of business

Farmmi, Inc. (“FMI”) is a holding company incorporated under the laws of the Cayman Islands on July 28, 2015. FMI’s Chief Executive Officer (“CEO”) Ms. Yefang Zhang, as the sole shareholder of FarmNet Limited which is the sole shareholder of FMI, and her husband Mr. Zhengyu Wang, a director of the Company, are the ultimate shareholders of the Company (“Controlling Shareholders”).

Reorganization

The Reorganization of the legal structure involved the incorporation of FMI, a Cayman Islands holding company; the incorporation of Farmmi International Limited (“Farmmi International”), a Hong Kong company; the incorporation of Hangzhou Suyuan Agriculture Technology Co., Ltd. (“Suyuan Agriculture”), a PRC company; the incorporation of Farmmi (Hangzhou) Enterprise Management Co., Ltd. (“Farmmi Enterprise”) and Lishui Farmmi Technology Co., Ltd. (“Farmmi Technology”), two new wholly foreign-owned entities (“WFOE”) formed by Farmmi International under the laws of China; and the equity transfer of Suyuan Agriculture, Zhejiang Forest Food Co., Ltd. (“Forest Food”) and Zhejiang FLS Mushroom Co., Ltd. (“FLS Mushroom”) (collectively, the “Transferred Entities”) from the Controlling Shareholders.

On July 5, 2016 and August 10, 2016, Zhengyu Wang transferred all of his equity interests in Suyuan Agriculture to Farmmi Enterprise and Farmmi Technology with each owning 50% of Suyuan Agriculture. On November 24, 2016, Zhengyu Wang, the controlling shareholder of Forest Food, transferred 96.15% of his interest in Forest Food to Suyuan Agriculture. On October 24, 2016, Zhengyu Wang, the controlling shareholder of FLS Mushroom, transferred 100% of his interest in FLS Mushroom to Suyuan Agriculture. After the Reorganization, FMI, the ultimate holding company, owns 100% equity interest of Suyuan Agriculture and FLS Mushroom, and 96.15% equity interest of Forest Food. The remaining 3.85% equity interest of Forest Food is owned by a minority interest shareholder.

On September 18, 2016, Suyuan Agriculture entered into a series of contractual agreements with Zhengyu Wang, the owner of Hangzhou Nongyuan Network Technology Co., Ltd. (“Nongyuan Network”) and Nongyuan Network. Nongyuan Network is a company incorporated on December 8, 2015 that focuses on the development of network marketing and provides a network platform for sales of agriculture products. These agreements include Exclusive Management Consulting and Technology Service Agreement, Proxy Agreement, Equity Pledge Agreement and Executive Call Option Agreement. Pursuant to these agreements, Suyuan Agriculture has the exclusive rights to provide to Nongyuan Network consulting services related to business operation and management. All the above contractual agreements obligate Suyuan Agriculture to absorb all of the loss from Nongyuan Network’s activities and entitle Suyuan Agriculture to receive all of its residual returns. In essence, Suyuan Agriculture has gained effective control over Nongyuan Network. Therefore, the Company believes that Nongyuan Network should be considered as Variable Interest Entity (“VIE”) under the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 “Consolidation”. Accordingly, the accounts of this entity are consolidated with those of Suyuan Agriculture.

Since FMI and its subsidiaries are effectively controlled by the same Controlling Shareholders before and after the Reorganization, they are considered under common control. The above-mentioned transactions were accounted for as a recapitalization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Organization and nature of business (Continued)

Reorganization (Continued)

On December 26, 2017, Zhejiang Farmmi Food Co., Ltd. (“Farmmi Food”) was established under the laws of the PRC. Initially Farmmi Food was wholly owned by Farmmi Technology. In January 2018, the share ownership was transferred to Suyuan Agriculture. In May 2018, Farmmi Food received its food production permit and began operation.

On March 22, 2019, Lishui Farmmi E-Commerce Co., Ltd. (“Farmmi E-Commerce”) was established under the laws of the PRC. Nongyuan Network and Suyuan Agriculture owns 98% and 2% of interests in Farmmi E-Commerce, respectively.

Upon the reorganization, Farmmi has subsidiaries in countries and jurisdictions including PRC, Hong Kong and Cayman Islands. Details of the subsidiaries of Farmmi are set out below:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
FMI	July 28, 2015	Cayman	Parent	Holding Company
Farmmi International	August 20, 2015	Hong Kong	100	Holding Company
Farmmi Enterprise	May 23, 2016	Zhejiang, China	100	Holding Company
Farmmi Technology	June 6, 2016	Zhejiang, China	100	Holding Company
Suyuan Agriculture	December 8, 2015	Zhejiang, China	100	Holding Company
Forest Food	May 8, 2003	Zhejiang, China	96.15	Drying, further processing and distribution of edible fungus
FLS Mushroom	March 25, 2011	Zhejiang, China	100	Light processing and distribution of dried mushrooms
Farmmi Food	December 26, 2017	Zhejiang, China	100	Drying, further processing and distribution of edible fungus
Nongyuan Network	July 7, 2016	Zhejiang, China	0 (VIE)	Trading
Farmmi E-Commerce	March 22, 2019	Zhejiang, China	Subsidiary of the VIE	Technology development, technical services and technical consultation related to agricultural products

Initial Public Offering

On February 21, 2018, the Company announced the closing of its initial public offering (“IPO”) of 1,680,000 ordinary shares at a price to the public of $4.00 per share for a total of $6,720,000 in gross proceeds. The Company raised total net proceeds of $5,374,341 after deducting underwriting discounts and commissions and offering expenses. In addition, the Company granted the underwriters a 45-day option to purchase up to an additional 252,000 ordinary shares at the public offering price. This offering was conducted on a firm commitment basis. The Company’s shares began trading on The NASDAQ Capital Market on February 16, 2018 under the ticker symbol “FAMI.”

On February 23, 2018, the Company announced that ViewTrade Securities, Inc., who acted as the sole underwriter and book-runner of the Company’s IPO, exercised the full over-allotment option to purchase an additional 252,000 ordinary shares at the IPO price of $4.00 per share for a total of gross proceeds of approximately $1,008,000 from the exercise of this over-allotment option. The Company raised total net proceeds of $927,330 after deducting underwriting discounts and commissions and offering expenses.

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies

FMI, Farmmi International, Farmmi Enterprise, Farmmi Technology, Suyuan Agriculture, Forest Food, FLS Mushroom, Farmmi Food, Nongyuan Network and Farmmi E-Commerce (herein collectively referred to as the “Company”) are engaged in processing and distributing dried Shiitake mushrooms and Mu Er mushrooms. Approximately 90% of the Company’s products are sold in China and the remaining 10% internationally, including USA, Japan, Canada, Europe and the Middle East.

Basis of Presentation and Principles of Consolidation

The accompanying unaudited condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) and have been consistently applied. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. The unaudited interim results of operations are not necessarily indicative of the operating results for the full fiscal year or any future periods.

The accompanying unaudited condensed consolidated financial statements have been prepared, pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). Certain information and footnote disclosures, which are normally included in annual financial statements prepared in accordance with U.S. GAAP, have been omitted pursuant to those rules and regulations. The unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto for the fiscal years ended September 30, 2018 and 2017.

The unaudited condensed consolidated financial statements of the Company reflect the principal activities of FMI, Farmmi international, Farmmi Enterprise, Farmmi Technology, Suyuan Agriculture, and Suyuan Agriculture’s main operation subsidiaries, Forest Food, Farmmi Food and FLS Mushroom, and the VIE Nongyuan Network and its subsidiary Farmmi E-Commerce. All intercompany transactions and balances have been eliminated upon consolidation.

Consolidation of Variable Interest Entities

In accordance with accounting standards regarding consolidation of variable interest entities (“VIEs”), VIEs are generally entities that lack sufficient equity to finance their activities without additional financial support from other parties or whose equity holders lack adequate decision-making ability. All VIEs with which the Company is involved must be evaluated to determine the primary beneficiary of the risks and rewards of the VIE. The primary beneficiary is required to consolidate the VIE for financial reporting purposes.

The Company determined that Nongyuan Network is a VIE because the Company is the primary beneficiary of risks and rewards of this VIE. The carrying amount of this VIE’s assets and liabilities are as follows:

	March 31, 2019	September 30, 2018
Current assets	$616,242	$481,228
Non-current assets	170,396	71,239
Total assets	786,638	552,467
Total liabilities	(580,633)	(272,715)
Net assets	$206,005	$279,752

The financial performance of the VIE reported in the unaudited condensed consolidated statement of income and comprehensive income for the six months ended March 31, 2019 includes sales of  $3,097,876, operating expenses of  $3,176,450, and net loss of  $78,962.

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (Continued)

Use of Estimates

In preparing the unaudited condensed consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the unaudited condensed consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting year. Significant items subject to such estimates and assumptions include the useful lives of property and equipment; allowance for doubtful accounts and advance to suppliers; the valuation of inventories; the valuation of beneficial conversion feature of the convertible notes; and the valuation of deferred tax assets.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid instruments purchased with an original maturity of three months or less and money market accounts to be cash equivalents. All cash balances are in bank accounts in PRC and are not insured by the Federal Deposit Insurance Corporation or other programs.

Restricted Cash

The Company adopted Accounting Standards Update (“ASU”) No. 2016-18, “Statement of Cash Flows: Restricted Cash” on October 1, 2018. This ASU applies to all entities that have restricted cash or restricted cash equivalents to be presented in the statement of cash flows under Topic 230. As of March 31, 2019 and September 30, 2018, the Company had restricted cash of $1,100,000 and $600,000, respectively. $600,000 of the restricted cash were the proceeds from the Initial Public Offering and will be released in February 2021, the rest $500,000 were the proceeds from the private placement (Note 9) and is designated to pay for professional service fees at any time.

Accounts Receivable

Accounts receivable are presented net of an allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts for estimated losses. The Company reviews its accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, customer’s historical payment history, its current credit-worthiness and current economic trends. Accounts are written off after efforts at collection prove unsuccessful.

Inventory

The Company values its inventories at the lower of cost, determined on a weighted average basis, or net realizable value. The Company reviews its inventories periodically to determine if any reserves are necessary for potential obsolescence or if the carrying value exceeds net realizable value.

Advances to Suppliers

Advances to suppliers represent prepayments made to ensure continuous high-quality supplies and favorable purchase prices for premium quality. The Company is required from time to time to make cash advances when placing its purchase orders. The Company reviews its advances to suppliers on a periodic basis and makes general and specific allowances when there is doubt as to the ability of a supplier to provide supplies to the Company or refund an advance.

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (Continued)

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its present working condition and location for its intended use.

Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets. The estimated useful lives for significant property and equipment are as follows:

Machinery and equipment	5 – 10 years
Transportation equipment	4 years
Office equipment	3 – 5 years
Leasehold improvement	Shorter of lease term or useful life

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized.

Intangible assets

Intangible assets consist primarily of purchased software. Intangible assets are stated at cost less accumulated amortization, which are amortized using the straight-line method with the estimated useful lives of 10 years.

Revenue Recognition

On October 1, 2018, the Company adopted Accounting Standards Update (“ASU”) 2014-09 Revenue from Contracts with Customers (“ASC Topic 606”) using the modified retrospective method for contracts that were not completed as of October 1, 2018. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements, and no adjustments to opening retained earnings were made as the Company’s revenue was recognized based on the amount of consideration expected to be received in exchange for satisfying the performance obligations.

ASC 606 requires the use of a new five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation. The application of the five-step model to the revenue streams compared to the prior guidance did not result in significant changes in the way the Company records its revenue. The Company has assessed the impact of the guidance by reviewing its existing customer contracts and current accounting policies and practices to identify differences that will result from applying the new requirements, including the evaluation of its performance obligations, transaction price, customer payments, transfer of control and principal versus agent considerations. All of the Company’s contracts have a single performance obligation satisfied at a point in time and the transaction price is stated in the contract, usually as a price per ton. Based on the assessment, the Company concluded that there was no change to the timing and pattern of revenue recognition for its current revenue streams in scope of Topic 606 and therefore there was no material changes to the Company’s consolidated financial statements upon adoption of ASC 606.

The contract assets and contract liabilities are recorded on the unaudited condensed consolidated balance sheets as accounts receivable and advance from customers as of March 31, 2019 and September 30, 2018. For the six months ended March 31, 2019 and 2018, revenue recognized from performance obligations related to prior periods was insignificant.

Refer to Note 15 — Segment reporting for details of revenue segregation.

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (Continued)

Cost of Revenues

Cost of revenues includes cost of raw materials purchased, inbound freight cost, cost of direct labor, depreciation expense and other overhead. Write-down of inventory for lower of cost or net realizable value adjustments is also recorded in cost of revenues.

Fair Value of Financial Instruments

The Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 820, “Fair Value Measurements”, defines fair value, establishes a three-level valuation hierarchy for fair value measurements and enhances disclosure requirements.

The three levels are defined as follows:

Level 1 — Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

Level 3 — Inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments including cash, restricted cash, accounts receivable, advances to suppliers, other current assets, accounts payable, due to related parties, advances from customers, other current liabilities and short-term bank loans approximate their recorded values due to their short-term maturities.

Beneficial conversion features

The Company evaluates the conversion feature for whether it was beneficial as described in ASC 470-20. The intrinsic value of a beneficial conversion feature inherent to a convertible note payable, which is not bifurcated and accounted for separately from the convertible note payable and may not be settled in cash upon conversion, is treated as a discount to the convertible note payable. This discount is amortized over the period from the date of issuance to the date the note is due using the effective interest method. If the note payable is retired prior to the end of its contractual term, the unamortized discount is expensed in the period of retirement to interest expense. In general, the beneficial conversion feature is measured by comparing the effective conversion price, after considering the relative fair value of detachable instruments included in the financing transaction, if any, to the fair value of the shares of common stock at the commitment date to be received upon conversion.

Debt Issuance Costs and Debt Discounts

The Company may record debt issuance costs and/or debt discounts in connection with raising funds through the issuance of debt. These costs may be paid in the form of cash, or equity (such as warrants). These costs are amortized to interest expense through the maturity of the debt. If a conversion of the underlying debt occurs prior to maturity a proportionate share of the unamortized amounts is immediately expensed.

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (Continued)

Concentrations of credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, trade accounts receivable and advances to suppliers. As of March 31, 2019 and September 30, 2018, $5,320,357 and $4,918,183 of the Company’s cash is maintained in banks within the People’s Republic of China of which no deposits are covered by insurance. The Company has not experienced any losses in such accounts. A significant portion of the Company’s sales are credit sales which are primarily to customers whose ability to pay are dependent upon the industry economics prevailing in these areas. The Company also makes cash advances to certain suppliers to ensure the stable supply of key raw materials. The Company performs ongoing credit evaluations of its customers and key suppliers to help further reduce credit risk.

Comprehensive Income

Comprehensive income consists of two components, net income and other comprehensive income. Other comprehensive income refers to revenue, expenses, gains and losses that under GAAP are recorded as an element of shareholder’s equity but are excluded from net income. Other comprehensive income consists of foreign currency translation adjustment from the Company not using the U.S. dollar as its functional currency.

Foreign Currency Translation

The Company’s financial information is presented in U.S. dollars (“USD”). The functional currency of the Company is the Chinese Yuan Renminbi (“RMB”), the currency of PRC. Any transactions which are denominated in currencies other than RMB are translated into RMB at the exchange rate quoted by the People’s Bank of China prevailing at the dates of the transactions, and exchange gains and losses are included in the statements of operations as foreign currency transaction gain or loss. The unaudited condensed consolidated financial statements of the Company have been translated into U.S. dollars in accordance with ASC 830, “Foreign Currency Matters”. The financial information is first prepared in RMB and then translated into U.S. dollars at period-end exchange rates for assets and liabilities and average exchange rates for revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income in stockholders’ equity. Cash flows from the Company’s operations are calculated based upon the local currencies using the average translation rate. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

The exchange rates in effect as of March 31, 2019 and September 30, 2018 were RMB1 for $0.1490 and $0.1456, respectively. The average exchange rates for the six months ended March 31, 2019 and 2018 were RMB1 for $0.1464 and $0.1542, respectively.

Shipping and Handling

All shipping and handling costs are expensed as incurred and included in selling expenses. Total shipping and handling expenses were $114,669 and $77,910 for the six months ended March 31, 2019 and 2018, respectively.

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (Continued)

Value Added Tax

The Company is generally subject to the value added tax (“VAT”) for selling merchandise, except for FLS Mushroom. Before May 1, 2018, the applicable VAT rate was 13% or 17% (depending on the type of goods involved) for products sold in PRC. After May 1, 2018, the Company is subject to a tax rate of 12% or 16%, and after April 1, 2019, the tax rate was further reduced to 9% or 13% based on the new Chinese tax law. Pursuant to approval issued by the State Administration of Taxation, FLS Mushroom’s major operation can be classified as agriculture products and its revenue is exempt from VAT. The amount of VAT liability is determined by applying the applicable tax rate to the invoiced amount of goods sold (output VAT) less VAT paid on purchases made with the relevant supporting invoices (input VAT). Under the commercial practice of PRC, the Company pays VAT based on tax invoices issued. The tax invoices may be issued subsequent to the date on which revenue is recognized, and there may be a considerable delay between the date on which the revenue is recognized and the date on which the tax invoice is issued. In the event the PRC tax authorities dispute the date on which revenue is recognized for tax purposes, the PRC tax authorities has the right to assess a penalty based on the amount of taxes which is determined to be late or deficient, with any penalty being expensed in the period when a determination is made by the tax authorities that a penalty is due. During the reporting periods, the Company had no dispute with PRC tax authorities and there was no tax penalty incurred.

Income Taxes

The Company is subject to the income tax laws of the PRC. No taxable income was generated outside the PRC for the six months ended March 31, 2019 and 2018. The Company accounts for income taxes in accordance with ASC 740, “Income Taxes”. ASC 740 requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or not be deductible in the future.

ASC 740-10-25 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. It also provides guidance on the recognition of income tax assets and liabilities, classification accounting for interest and penalties associated with tax positions, years open for tax examination, accounting for income taxes in interim periods and income tax disclosures. There were no material uncertain tax positions as of March 31, 2019 and September 30, 2018. As of March 31, 2019, the tax years ended December 31, 2014 through December 31, 2018 for the Company’s PRC subsidiary remain open for statutory examination by PRC tax authorities.

Statement of Cash Flows

In accordance with ASC 230, “Statement of Cash Flows,” cash flows from the Company’s operations are formulated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (Continued)

Risks and Uncertainties

The operations of the Company are located in PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by the political, economic, and legal environments in PRC, in addition to the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political and social conditions in PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

The Company’s sales, purchases and expense transactions are denominated in RMB, and all of the Company’s assets and liabilities are also denominated in RMB. RMB is not freely convertible into foreign currencies under the current law. In China, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China, the central bank of China. Remittances in currencies other than RMB may require certain supporting documentation in order to effect the remittance.

The Company does not carry any business interruption insurance, product liability insurance or any other insurance policy except for a limited property insurance policy. As a result, the Company may incur uninsured losses, increasing the possibility that investors would lose their entire investment in the Company.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The main objective is to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The ASU is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, for (1) public business entities, (2) not-for-profit entities that have issued, or are conduit bond obligors for, securities that are traded, listed, or quoted on an exchange or an over-the-counter market, and (3) employee benefit plans that file financial statements with the SEC. For all other entities, the ASU is effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted for all entities. The Company is currently evaluating the impact of this new standard on its financial statements and related disclosures. The Company has estimated that the adoption of this AUS will not have material impact on the results of the operations and cash flows, however, it may have a material impact on the consolidated balance sheets. As required by this ASU, the Company will record the right of use assets and operating lease liabilities on the consolidated balance sheets.

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (Continued)

Recent Accounting Pronouncements (Continued)

In November 2017, the FASB issued ASU 2017-14, Income Statement—Reporting Comprehensive Income (Topic 220), Revenue Recognition (Topic 605), and Revenue from Contracts with Customers (Topic 606), which amends certain aspects of the new revenue recognition standard. This standard will be effective for fiscal years beginning after December 15, 2018. The Company expects that the adoption of this ASU will not have a material impact on the Company’s unaudited condensed consolidated financial statements.

In February 2018, the FASB issued ASU 2018-02, Income Statement—Reporting Comprehensive Income (Topic 220). The amendments in this update allow a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the Tax Cuts and Jobs Act. Consequently, the amendments eliminate the stranded tax effects resulting from the Tax Cuts and Jobs Act and will improve the usefulness of information reported to financial statement users. However, because the amendments only relate to the reclassification of the income tax effects of the Tax Cuts and Jobs Act, the underlying guidance that requires that the effect of a change in tax laws or rates be included in income from continuing operations is not affected. The amendments in this update also require certain disclosures about stranded tax effects. The guidance is effective for fiscal years beginning after December 15, 2018 with early adoption permitted, including interim periods within those years. The Company expects that the adoption of this ASU would not have a material impact on the Company’s unaudited condensed consolidated financial statements.

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (Continued)

Recent Accounting Pronouncements (Continued)

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement,” to improve the effectiveness of disclosures in the notes to financial statements related to recurring or nonrecurring fair value measurements by removing amounts and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, the policy for timing of transfers between levels, and the valuation processes for Level 3 fair value measurements. The new standard requires disclosure of the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. The amendments in this update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company expects that the adoption of this ASU will not have a material impact on the Company’s unaudited condensed consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the unaudited condensed consolidated financial position, statements of operations and cash flows.

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Accounts receivable

Accounts receivable consisted of the following:

	March 31, 2019	September 30, 2018
Accounts receivable - trade	$13,974,824	$8,601,269
Accounts receivable - related party	19,126	1,257
Accounts receivable, net	$13,993,950	$8,602,526

No allowance for doubtful accounts was deemed necessary for the six months ended March 31, 2019 and 2018.

Note 4 — Inventory

Inventory consisted of the following:

	March 31, 2019	September 30, 2018
Raw materials	$1,777,672	$1,742,005
Packaging materials	28,903	65,966
Finished goods	53,992	172
Total	$1,860,567	$1,808,143

Inventory includes raw materials, packaging materials, work in process and finished goods. Finished goods include direct material costs, direct labor costs and manufacturing overhead. As of March 31, 2019 and September 30, 2018, no inventory reserve was deemed necessary.

Note 5 — Property, plant and equipment, net

Property, plant and equipment, stated at cost less accumulated depreciation, consisted of the following:

	March 31, 2019	September 30, 2018
Office equipment	$47,157	$39,755
Vehicles	69,926	68,307
Machinery and equipment	100,746	98,414
Leasehold improvements	120,432	117,645
Subtotal	338,261	324,121
Accumulated depreciation and amortization	(215,594)	(187,758)
Total	$122,667	$136,363

Depreciation expense was $22,976 and $6,464 for the six months ended March 31, 2019 and 2018, respectively.

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 6 — Advance to suppliers

Movement of advance to suppliers is as follows:

	March 31, 2019	September 30, 2018
Beginning balance	$5,868,486	$4,112,915
Increased during the period/year	12,898,056	32,093,609
Less: utilized during the period/year	(10,416,956)	(30,209,196)
Exchange rate difference	139,054	(128,842)
Ending balance	$8,488,640	$5,868,486

Advances to suppliers represent prepayments made to ensure continuous high-quality supply and favorable purchase prices for premium quality. These advances are closely and directly related to the acquisition of inventory used to fulfill sales orders. These advances are settled upon suppliers delivering dried mushrooms to the Company when the transfer of ownership of the products occurs.

On April 1, 2016, the Company entered into two separate framework supply agreements (“Framework Agreements”) with two co-operatives, Jingning Liannong Trading Co., Ltd (“JLT”) and Qingyuan Nongbang Mushroom Industry Co., Ltd (“QNMI”). Jingning County and Qingyuan County where JLT and QNMI are located produce premium Shiitake and Mu Er. Many competitors of the Company and other large buyers go there to source their supplies. Family farms and co-operatives traditionally request advance payments to be made to secure supplies. By making advance payments to these suppliers, the Company is also able to lock in a more favorable price for premium quality than would be available in the open market.

The Framework Agreements only provide general guidelines. Actual prices are negotiated and agreed upon in individual purchase orders, and are typically set at market prices based on the quality grade and quantities determined and agreed with the suppliers. Prices may vary based on market demand and crop condition etc. The Company can generally secure the premium quality raw material supplies at prices slightly higher than the typical market prices for average quality raw materials. The quality of supplies must meet standardized specifications of both the mushroom industry and standards set by the Company.

The Company advances certain initial payments based on its estimated purchase plan from these two suppliers and additional advances based on individual purchase orders placed. The Company pays advances for no other reason than to secure an adequate supply of dried mushrooms to meet its sales demands. The Company’s purchase orders require that the advances shall be refunded by suppliers if they fail to produce any dried mushrooms or fail to deliver supplies to the Company timely.

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 6 — Advance to suppliers (Continued)

Advances to suppliers are carried at cost and evaluated for recoverability. The realizability evaluation process is similar to that of the lower of cost or net realizable value evaluation process for inventories. The Company periodically evaluates its advances for recoverability by monitoring suppliers’ ability to deliver a sufficient supply of mushrooms as well as current crop and market condition. This includes analyzing historical quantity and quality of production with monitoring of crop information provided by the Company’s field personnel related to weather or disaster or any other reason. If for any reason the Company believes that it will not receive supplies of the contracted volumes, the Company will assess its advances for any likelihood of recoverability and adjust advances on its financial statements at the lower of cost or estimated recoverable amounts. The advances are made primarily to JLT and QNMI, which are co-operatives formed by many family farms, with which the Company has had long-term relationships over the years. If any of these family farms fail to deliver supplies, the Company would expect to receive a refund of the advances through JLT/QNMI. The Company accrues for any allowance for possible loss on advances when there is doubt as to the collectability of the refund.

As of March 31, 2019, total advances made to these two suppliers amounted to $8,412,607, of which 100% has been utilized as of September 30, 2019. The Company continuously makes advances to its suppliers on a rolling basis, which typically represent 30% of the total amount of each purchase order. The Company may maintain its outstanding advance payments at a relatively high level going forward because the Company anticipates continuous large orders from its largest customer, China Forestry Group Corporation.

Note 7 — Short-term bank loans

Short-term bank loans consist of the following:

	March 31, 2019	September 30, 2018
Bank of China (Lishui Branch)	$1,490,070	$1,455,580
Total	$1,490,070	$1,455,580

On July 11, 2018, Forest Food, a subsidiary of the Company, entered into a loan agreement with the Bank of China (Lishui Branch) to borrow RMB 10 million (equivalent of $1,455,580) as working capital for six months, with a due date on January 10, 2019 at an annual effective interest rate of 6.09%. The loan is secured by the real property and land use right owned by Forasen Group Co., a related party. The loan is also guaranteed by Zhejiang Lishui Xinyite Automation Technology Co., Ltd., Lishui Kaige Bearing Co., Ltd., and Zhejiang MeiFeng Tea Industry co., Ltd, three unrelated parties, as well as two principal officers of the Company. The loan was repaid upon maturity.

On January 15, 2019, Forest Food, entered into a new loan agreement with the Bank of China (Lishui Branch) to borrow RMB 10 million (equivalent of $1,490,070) as working capital for one year, with a due date on January 14, 2020 at an annual effective interest rate of 4.86%. The loan is secured by the real property and land use right owned by Forasen Group Co., a related party. The loan is also guaranteed by Zhejiang Lishui Xinyite Automation Technology Co., Ltd., Lishui Kaige Bearing Co., Ltd., and Zhejiang MeiFeng Tea Industry co., Ltd, three unrelated parties, as well as two principal officers of the Company.

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 8 — Long-term bank loan

On July 4, 2017, the Company entered into a loan agreement with Jianxin Bank of Lishui to borrow RMB 4.4 million (equivalent of $655,631) for working capital needs. The loan matures on May 15, 2019 with an annual effective interest rate of 9.6%. The principle is due in full on the maturity date. The loan is guaranteed by Lishui Jiuanju Trade Co., Ltd., and Wangfeng Yan, two unrelated parties, as well as two principal officers of the Company. The loan was repaid upon maturity.

Note 9 — Convertible notes payable and warrants

On November 1, 2018, the Company completed a $7.5 million private placement with an institutional investor (the “Buyer”). Pursuant to the Securities Purchase Agreement, dated as of November 1, 2018 (the “Securities Purchase Agreement”), the Company issued and sold an aggregate of $7.5 million of senior convertible notes due April 1, 2020 (the “Notes”) and warrants (the “Investor Warrants”) to purchase an aggregate of 800,000 of the Company’s Ordinary Shares. The Notes were initially convertible into 1,198,084 Ordinary Shares at the rate of $6.26 per Ordinary Share, which rate is subject to adjustment as referenced in the form of Notes. The Notes bear interest at 10% per year. The Investor Warrants are exercisable by the holder thereof at any time on or after November 1, 2018 and before November 1, 2022. One year from the date of issuance of the Investor Warrants, the Exercise Price of the Investor Warrants will be lowered to the then-current Market Price (as such term is defined in the Notes) of an Ordinary Share, if such Market Price is less than the initial Exercise Price of $6.53 per Ordinary Share.

On November 1, 2018, the Company issued warrants to purchase 10% of the shares placed under the Notes (initially 119,808) to the placement agent, at an exercise price of $7.183 per share (the “Placement Agent Warrants”). The Investor and Placement Agent Warrants have a term of four years and are subject to adjustment under certain events.

At the time of issuance, the Company allocated the proceeds to the Notes and Investor Warrants based on their relative fair values, and evaluated the intrinsic value of the beneficial conversion feature (“BCF”) associated with the conversion feature of the Notes. The Investor Warrants and BCF were recorded into additional paid-in capital.

The Investor Warrants were treated as a discount on the Notes and were valued at $1,496,153. Additionally, the Notes were considered to have an embedded BCF because the effective conversion price was less than the fair value of the Company’s common stock on November 1, 2018. The value of the BCF was $670,618 and was also recorded as a discount on the Notes. Hence, in connection with the issuance of the Notes and the Investor Warrants, together with other issuance costs, the Company recorded a total debt discount of $3,206,932 that will be amortized over the term of the Notes. For the six months ended March 31, 2019, a total of $943,215 in amortization of the debt discounts was recorded and charged to the interest expense. As of March 31, 2019, ordinary shares totaling 131,223 were issued by the Company to the Buyer equaling principal and interests amounted to $485,208, and the Notes balance was $5,251,075, with a carrying value of $7,514,792, net of unamortized debt discounts of $2,263,717.

The fair value of the Investor Warrants and Placement Agent Warrants was computed using the Black-Scholes option-pricing model. Variables used in the option-pricing model include (1) risk-free interest rate at the date of grant (2.94%), (2) expected warrant life of 4 years, (3) expected volatility of 72.57%, and (4) expected dividend yield of 0.

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 10 — Related party transactions

The relationship and the nature of related party transactions are summarized as follow:

Name of Related Party	Relationship to the Company	Nature of Transactions
Forasen Group Co., Ltd. (‘‘Forasen Group’’)	Owned by the Chairman of Board of Directors	Provides guarantee for the Company’s bank loans; purchases from the Company; leases factory building to the Company
FarmNet Limited	Parent company of FMI	Provides working capital loan
Yefang Zhang	Chief Executive Officer (‘‘CEO’’)	Provides working capital loan; provides guarantee for the Company’s bank loans
Zhengyu Wang	Chairman of Board of Directors	Provides guarantee for the Company’s bank loans

Due to related parties consisted of the following:

	March 31, 2019	September 30, 2018
Zhengyu Wang	$47,232	$-
Forasen Group	149	-
FarmNet Limited	-	122,800
Total	$47,381	$122,800

Sales to related party

The Company periodically sells merchandise to its affiliates during the ordinary course of business. Forasen Group was the seventh largest customer of the Company for the six months ended March 31, 2018. For the six months ended March 31, 2019 and 2018, the Company recorded sales to Forasen Group of $1,783 and $154,452, respectively. Sales to Forasen Group accounted for 0.01% and 1.19% of the total sales for the six months ended March 31, 2019 and 2018, respectively.

Operating lease from related party

In October 2009, the Company entered into a lease agreement with Forasen Group for leasing the factory building. The lease term is 10 years with monthly rent of RMB 22,400 (equivalent of $3,279).

Guarantees provided by related parties

The Company’s related parties provide guarantees for the Company’s short-term and long-term bank loans (see Note 7 and Note 8).

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 11 — Stockholder’s Equity

Capital contribution

On January 22, 2016, the Board of Directors of the Company entered into a resolution to increase the registered capital of Forest Food from RMB 5,000,000 ($603,500) to RMB 17,600,000 ($2,124,320).

On February 29, 2016, the Board of Directors of the Company approved a new investment from National Trust Co., Ltd. (the “Investor”), pursuant to which, the Investor agreed to invest RMB 5,999,784 ($915,414) into the Company, of which RMB 704,200 ($107,461) was counted toward the registered capital. After these equity changes, National Trust Co., Ltd. owned a minority interest of 3.85% in Forest Food.

On February 21, 2018, the Company announced the closing of its IPO of 1,680,000 ordinary shares at a price to the public of $4.00 per share for a total of $6,720,000 in gross proceeds.

On February 23, 2018, the Company announced that ViewTrade Securities, Inc., who acted as the sole underwriter and book-runner of the Company’s IPO, exercised the full over-allotment option to purchase an additional 252,000 ordinary shares at the IPO price of $4.00 per share for a total of gross proceeds of approximately $1,008,000 from the exercise of this over-allotment option.

Noncontrolling interest

The Company’s noncontrolling interest consists of the following:

	March 31, 2019	September 30, 2018
Original paid-in capital	$107,461	$107,461
Additional paid-in capital	807,953	807,953
Foreign currency translation loss attributed to noncontrolling interest	(21,517)	(42,240)
Net gain attributed to noncontrolling interest	1,183	2,198
Total noncontrolling interest	$895,080	$875,372

Statutory Reserve

The Company is required to make appropriations to reserve funds, comprising the statutory surplus reserve and discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”).

Appropriations to the statutory surplus reserve are required to be at least 10% of the after tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entities’ registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. As of March 31, 2019 and September 30, 2018, the balance of the required statutory reserves was $229,512 and $229,512, respectively.

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 11 — Stockholder’s Equity (Continued)

Conversion of convertible notes

As disclosed in Note 9, in March 2019, the Company issued total of 131,223 ordinary shares to the Buyer equaling principal and interests amounted to $485,208 of the convertible notes.

Additional paid-in capital

As disclosed in Note 9, on November 1, 2018, the Company issued and sold an aggregate of $7.5 million of senior convertible notes due April 1, 2020 and warrants to purchase an aggregate of 800,000 of its Ordinary Shares. In addition, the Company also issued warrants to purchase 10% of the shares placed under the Notes (initially 119,808) to the placement agent.

The Company evaluated the intrinsic value of the BCF, the relative fair value of the Investor Warrants and Placement Agent Warrants on their date of grant, which was determined to be $670,618, $1,496,153 and $323,843, respectively, and they were recorded as additional paid-in capital.

Note 12 — Taxes

Corporation Income Tax (‘‘CIT’’)

The Company is subject to income taxes on an entity basis on income derived from the location in which each entity is domiciled.

FMI is incorporated in the Cayman Islands as an offshore holding company and is not subject to tax on income or capital gain under the laws of the Cayman Islands.

Farmmi International is incorporated in Hong Kong as a holding company with no activities. Under the Hong Kong tax laws, an entity is not subject to income tax if no revenue is generated in Hong Kong.

In China the Corporate Income Tax Law generally applies an income tax rate of 25% to all enterprises. FLS Mushroom, Nongyuan Network, Farmmi Enterprise and Farmmi Technology are registered in PRC and are all subject to corporate income tax at a statutory rate of 25% on net income reported after certain tax adjustments. Forest Food, Farmmi Food, Nongyuan Network and Farmmi E-Commerce are approved by local government as small-scaled minimal profit enterprises. Once an enterprise meets certain requirements and is identified as a small-scale minimal profit enterprise, the part of its taxable income not more than RMB1 million is subject to a reduced rate of 5% and the part between RMB1 million and 3 million is subject to a reduced rate of 10%. Forest Food, Farmmi Food, FLS Mushroom and Nongyuan Network are entities with primary operating activities. Suyuan Agriculture, Farmmi Enterprise and Farmmi Technology are holding companies with no activities.

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — Taxes (Continued)

Corporation Income Tax (‘‘CIT’’) (Continued)

Under the Enterprise Income Tax (“EIT”) Law of PRC, domestic enterprises and foreign investment enterprises are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on a case-by-case basis. EIT is typically governed by the local tax authority in China. Each local tax authority at times may grant tax holidays to local enterprises as a way to encourage entrepreneurship and stimulate local economy. In April 2016, and January 2019, FLS Mushroom and Farmmi Food received a temporary income tax break from the local tax authority of Lishui City. Net income of $1.50 million and $1.69 million was exempt from income tax for the six months ended March 31, 2019 and 2018, respectively. The estimated tax savings as the result of the tax break for the six months ended March 31, 2019 and 2018 amounted to $373,043 and $421,437, respectively. Per share effect of the tax exemption were $0.03 and $0.04 for the six months ended March 31, 2019 and 2018, respectively.

The following table reconciles PRC statutory rates to the Company’s effective tax rates for the six months ended March 31, 2019 and 2018:

	For the six months ended March 31,
	2019	2018
Statutory PRC income tax rate	25.00%	25.00%
Effect of income tax exemption on certain income	(25.93)%	(27.25)%
Favorable tax rate impact (a)	1.43%	0.30%
Permanent difference	0.22%	-
Changes of deferred tax assets valuation allowances	1.22%	2.05%
Non-PRC entities not subject to PRC income tax	(21.39)%	0.03%
Effective tax rate	(19.45)%	0.13%

(a)	Forest Food, Farmmi Food, Nongyuan Network and Farmmi E-Commerce are subject to corporate income tax at a reduced rate of 5% as approved by local government as small-scaled minimal profit enterprises.

The provision for income tax consists of the following:

	For the six months ended March 31,
	2019	2018
Current	$27,860	$1,591
Deferred	-	-
Total	$27,860	$1,591

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — Taxes (Continued)

Corporation Income Tax (‘‘CIT’’) (Continued)

Components of deferred tax assets are as follows:

	March 31, 2019	September 30, 2018
Net operating loss carryforwards	$151,459	$150,620
Valuation allowance	(151,459)	(150,620)
Total	$-	$-

The deferred tax expense (benefit) is the change of deferred tax assets and deferred tax liabilities resulting from the temporary difference between tax and U.S. GAAP. Forest Food had a cumulative net operating loss of approximately $606,000 and $602,000, respectively, as of March 31, 2019 and September 30, 2018, which may be available to reduce future taxable income. Deferred tax assets were primarily the result of these net operating losses.

As of each reporting date, management considers evidence, both positive and negative, that could affect its view of the future realization of deferred tax assets. On the basis of this evaluation, a full valuation allowance of $151,459 was recorded against the gross deferred tax asset balance at March 31, 2019. The amount of the deferred tax asset is considered unrealizable because it is more likely than not that Forest Food will not generate sufficient future taxable income to utilize the net operating loss.

Note 13 — Concentration of major customers and suppliers

For the six months ended March 31, 2019 and 2018, one major customer accounted for approximately 66% and 74% of the Company’s total sales, respectively. Any decrease in sales to this major customer may negatively impact the Company’s operations and cash flows if the Company fails to increase its sales to other customers.

As of March 31, 2019 and September 30, 2018, one major customer accounted for approximately 95% and 96% of the Company’s accounts receivable balance, respectively.

For the six months ended March 31, 2019, three major suppliers accounted for approximately 41%, 28% and 17% of the total purchases, respectively. For the six months ended March 31, 2018, two major suppliers accounted for approximately 45% and 32% of the total purchases, respectively. A loss of either of these suppliers could have a negative effect on the operations of the Company.

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 14 — Commitment and contingency

Operating lease commitments

The Company leases one main office space through May 9, 2020, and one factory building through October 2019. Rental expense charged to operations under operating leases in the six months ended March 31, 2019 and 2018 amounted to $55,628 and $32,621, respectively.

Future minimum lease obligations for operating leases with initial terms in excess of one year at March 31, 2019 are as follows:

Twelve months ending March 31:
2020	79,472
2021	4,694
Total	$84,166

Note 15 — Segment reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments.

The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company currently has three main products from which revenue is earned and expenses are incurred: Shiitake Mushroom, Mu Er Mushroom and other edible fungi and other agricultural products. The operations of these product categories have similar economic characteristics. In particular, the Company uses the same or similar production processes; sells to the same or similar type of customers and uses the same or similar methods to distribute these products. The resources required by these products share high similarity. Switching cost between different products is minimal. Production is primarily determined by sales orders received and market trend. Therefore, management, including the chief operating decision maker, primarily relies on the revenue data of different products in allocating resources and assessing performance. Based on management’s assessment, the Company has determined that it has only one operating segment and therefore one reportable segment as defined by ASC.

For other agricultural products, the Company did not generate any revenue until January 2017 and the revenue generated since January 2017 was insignificant so it has not been included in the segment reporting analysis.

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 15 — Segment reporting (Continued)

The following table presents revenue by major product categories (from third parties and related party) for the six months ended March 31, 2019 and 2018, respectively:

	For the six months ended March 31,
	2019	2018
Shiitake	$8,346,344	$7,972,621
Mu Er	5,167,414	4,833,461
Other edible fungi and other agricultural products	874,429	213,955
Total	$14,388,187	$13,020,037

All of the Company’s long-lived assets are located in PRC. Majority of the Company’s products are sold in China. Geographic information about the revenues, which are classified based on customers, is set out as follows:

	For the six months ended March 31,
	2019	2018
Revenue from China	$12,887,262	$11,827,380
Revenue from other countries	1,500,925	1,192,657
Total Revenue	$14,388,187	$13,020,037

Note 16 — Subsequent event

These unaudited condensed consolidated financial statements were approved by management and available for issuance on November 25, 2019. The Company evaluated subsequent events through the date these unaudited condensed consolidated financial statements were issued.